UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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       SEC FILE NUMBER
           0-33493
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                                   FORM 12b-25

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         CUSIP NUMBER
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                           NOTIFICATION OF LATE FILING

(Check  One):  [ ]  Form  10-K  [ ]  Form  20-F   [ ]  Form  11-K
               [X]  Form  10-Q  [ ]  Form  N-SAR  [ ]  Form N-CSR

     For Period Ended March 31, 2005
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       [  ]  Transition Report on Form 10-K
       [  ]  Transition Report on Form 20-F
       [  ]  Transition Report on Form 11-K
       [  ]  Transition Report on Form 10-Q
       [  ]  Transition Report on Form N-SAR

     For the Transition Period Ended

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pro Squared, Inc.
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Full Name of Registrant

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Former Name if Applicable

333 N. Sam Houston Parkway E., Suite 275
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Address of Principal Executive Offices (Street and Number)

Houston, Texas 77060
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       As a result of the proposed spin off of shares of the registrant by its parent company and delays in completing the registrant's Form 10-KSB, relating to the expansion of the scope of the audit of the registrant's parent company, and demands on management resources, the registrant has been delayed in completion of its financial statements and is unable to file its Form 10-QSB for the period ended March 31, 2005 by the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Michael Sanders                      832                    446-2599
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         (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

       Form 10-KSB for the year ended December 31, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Pro Squared, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 13, 2005                By /s/ Craig Crawford
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                                    Craig Crawford, President